UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For April 16, 2019

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

City of Buenos Aires, April 16, 2019.

DAL N° 425/19

Messrs.

Comisión Nacional de Valores (Argentine Securities and Exchange Commission)

Bolsas y Mercados Argentinos S.A. (Argentine Stock Exchanges and Markets)

Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Gerencia Técnica y de Valores Negociables (Technical and Negotiable Securities Management)

Re: Material Fact. Resignation of TGS’ CEO and appointment of new CEO.

Dear Sirs,

I am addressing you as the Head of Market Relations of Transportadora de Gas del Sur S.A. (“TGS” or the “Company”), in order to report that Mr. Jorge Javier Gremes Cordero submitted his resignation as Chief Executive Officer of TGS, due to personal reasons, effective April 30, 2019. TGS’ Board of Directors, in its meeting held today, accepted Mr. Gremes Cordero’s resignation and expressed their thanks to Mr. Gremes Cordero for his performance.

The Board appointed Mr. Oscar José Sardi to fill the position of Chief Executive Officer of TGS in replacement of Mr. Gremes Cordero, pursuant to Section 270 of the General Corporations Act.

Mr. Sardi is a Mechanical Engineer graduated from Universidad Nacional de Rosario and holds a Major in Natural Gas from Universidad de Buenos Aires. He started working in the government utility company Gas del Estado which was privatized in 1992 giving rise to Transportadora de Gas del Sur S.A.

In TGS, Mr. Sardi has held various technical, coordination and supervision positions; he also held managing positions in the Company. At the time of his appointment as TGS’ CEO, he held the position of Operations VP.

Yours faithfully,

Hernán Diego Flores Gómez

Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
	Name:	Hernán Diego Flores Gómez
	Title:	Legal Affairs Vice President

Date: 16 April 2019.